The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated October 17, 2016.

Preliminary Pricing Supplement No. T895
To the Underlying Supplement dated May 4, 2015,
Product Supplement No. I dated May 4, 2015,
Prospectus Supplement dated May 4, 2015 and
Prospectus dated May 4, 2015	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03 October 17, 2016

Financial Products	$ Autocallable Securities due October 28, 2020 Linked to the Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF

General

•	Investors will not receive any interest or dividend payments. The securities do not guarantee any return of principal at maturity.

•	If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and investors will be entitled to receive a cash payment equal to the principal amount of securities they hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date, as set forth below.

•	If the securities are not automatically redeemed and the Final Level is equal to or greater than the Initial Level, for each $1,000 principal amount of securities investors hold, investors will be entitled to receive a Redemption Amount of $1,000 plus the Contingent Maximum Return expected to be $560 (to be determined on the Trade Date).

•	If the securities are not automatically redeemed, the Final Level is less than the Initial Level and a Knock-In Event does not occur, for each $1,000 principal amount of securities investors hold, investors will be entitled to receive a Redemption Amount of $1,000 plus the Contingent Minimum Return of $100.

•	If the securities have not been redeemed and a Knock-In Event occurs, investors will lose 1% of their principal for each 1% decline in the level of the Underlying from the Initial Level to the Final Level. You could lose your entire investment.

•	Senior unsecured obligations of Credit Suisse maturing October 28, 2020. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The securities are expected to price on or about October 21, 2016 (the “Trade Date”) and are expected to settle on or about October 28, 2016 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 8 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$

(1) Certain fiduciary accounts may pay a purchase price of at least $974.00 per $1,000 principal amount of securities, and CSSU or any other agent will forgo any fees with respect to such sales.

(2) We or any agent (one of which may be our affiliate) may pay varying discounts and commissions of up to $26.00 per $1,000 principal amount of securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

Credit Suisse Securities (USA) LLC (“CSSU”) is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $935.00 and $965.00 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

October  , 2016

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	The securities are linked to the performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF. For more information on the Underlying, see “The Reference Funds—The SPDR® Funds—The SPDR® S&P® Oil & Gas Exploration & Production ETF” in the accompanying underlying supplement. The Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level, Knock-In Level and Trigger Level.
	Underlying	Ticker	Initial Level	Knock-In Level	Trigger Level
	SPDR® S&P® Oil & Gas Exploration & Production ETF	XOP UP <Equity>
Automatic Redemption:	If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date. Payment will be made in respect of such redemption on the immediately following Automatic Redemption Date, and no further payments on the securities will be made.
Trigger Event:	A Trigger Event will occur if the closing level of the Underlying on a Trigger Observation Date is equal to or greater than the Trigger Level.
Trigger Level:	Expected to be approximately 100% of the Initial Level (to be determined on the Trade Date).
Trigger Observation Dates:	Expected to be October 23, 2017, October 22, 2018 and October 21, 2019 (to be determined on the Trade Date), subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” For the purposes of this pricing supplement, each “Trigger Observation Date” is a calculation date.
Automatic Redemption Dates:	Expected to be October 30, 2017, October 29, 2018 and October 28, 2019 (to be determined on the Trade Date) or the next business day if such day is not a business day, subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Automatic Redemption Premium:	For each $1,000 principal amount of securities you hold:
• Expected to be $140 (to be determined on the Trade Date) if a Trigger Event occurs on the first Trigger Observation Date
• Expected to be $280 (to be determined on the Trade Date) if a Trigger Event occurs on the second Trigger Observation Date
• Expected to be between $420 (to be determined on the Trade Date) if a Trigger Event occurs on the third Trigger Observation Date
Redemption Amount:	If the securities are not automatically redeemed, you will be entitled to receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Underlying, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Underlying Return:	The Underlying Return is expressed as a percentage and is calculated as follows:

If the Final Level is equal to or greater than the Initial Level, the Underlying Return will equal the Contingent Maximum Return.
If the Final Level is less than the Initial Level and:
• if a Knock-In Event does not occur, the Underlying Return will equal the Contingent Minimum Return.
• if a Knock-In Event occurs, the Underlying Return will equal an amount calculated as follows:
Final Level – Initial Level Initial Level
If the securities are not automatically redeemed prior to maturity and a Knock-In Event occurs, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose your entire investment.
Knock-In Event:	A Knock-In Event occurs if the Final Level is equal to or less than the Knock-In Level.

Knock-In Level:	Approximately 70% of the Initial Level (to be determined on the Trade Date).
Initial Level:	The closing level of the Underlying on the Trade Date. In the event that the closing level of the Underlying is not available on the Trade Date, the Initial Level will be determined on the immediately following trading day on which a closing level is available.
Final Level:	The closing level of the Underlying on the Valuation Date.
Contingent Maximum Return:	Expected to be 56% (to be determined on the Trade Date)
Contingent Minimum Return:	10%
Valuation Date:	October 21, 2020, subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Maturity Date:	October 28, 2020, subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the underlying supplement dated May 4, 2015, the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003505/dp55844_424b2-underlying.htm

•	Product supplement No. I dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003534/dp55815_424b2-psno1.htm

•	Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Selected Risk Considerations” in this pricing supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Hypothetical Redemption Amounts

The table and examples below illustrate hypothetical payments upon Automatic Redemption and Redemption Amounts payable at maturity, as applicable, on a $1,000 investment in the securities for a range of scenarios. The table and examples assume that (i)  the Trigger Level is 100% of the Initial Level (ii) the Automatic Redemption Premium applicable to the first, second and third Trigger Observation Dates are $140, $280 and $420, respectively, (iii) the Knock-In Level is 70% of the Initial Level, (iv) the Contingent Maximum Return is 56% and (v) the Contingent Minimum Return is 10%. The actual Trigger Level, Automatic Redemption Premiums, Contingent Maximum Return and Knock-In Level will be determined on the Trade Date. The examples are intended to illustrate hypothetical calculations of the payment upon Automatic Redemption and the Redemption Amount payable at maturity, as applicable, and are provided for illustration purposes only. The actual payment upon Automatic Redemption or the Redemption Amount payable at maturity, as applicable, that a purchaser of the securities will be entitled to receive will depend on several variables, including, but not limited to (a) whether the closing level of the Underlying is equal to or greater than the Trigger Level on any Trigger Observation Date, (b) the Final Level and (c) whether a Knock-In Event occurs. It is not possible to predict whether a Trigger Event or a Knock-In Event will occur, and in the event that the securities are not automatically redeemed and there is a Knock-In Event, by how much the level of the Underlying has decreased from the Initial Level to the Final Level. You should consider carefully whether the securities are suitable to your investment goals. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and the examples below have been rounded for ease of analysis.

TABLE: The securities are not automatically redeemed.

Percentage Change from the Initial Level to the Final Level	Underlying Return	Redemption Amount
100.00%	56.00%	$1,560.00
90.00%	56.00%	$1,560.00
80.00%	56.00%	$1,560.00
70.00%	56.00%	$1,560.00
60.00%	56.00%	$1,560.00
50.00%	56.00%	$1,560.00
40.00%	56.00%	$1,560.00
30.00%	56.00%	$1,560.00
20.00%	56.00%	$1,560.00
10.00%	56.00%	$1,560.00
0.00%	56.00%	$1,560.00
−10.00%	10.00%	$1,100.00
−20.00%	10.00%	$1,100.00
−29.00%	10.00%	$1,100.00
−30.00%	-30.00%	$700.00
−40.00%	−40.00%	$600.00
−50.00%	−50.00%	$500.00
−60.00%	−60.00%	$400.00
−70.00%	−70.00%	$300.00
−80.00%	−80.00%	$200.00
−90.00%	−90.00%	$100.00
−100.00%	−100.00%	$0.00

Example 1: The level of the Underlying increases by 10% from the Initial Level to the closing level on the first Trigger Observation Date.

Since the closing level of the Underlying is equal to or greater than the Trigger Level on the first Trigger Observation Date, the securities are automatically redeemed.

Therefore, the cash payment per $1,000 principal amount of securities is equal to $1,000 plus the Automatic Redemption Premium applicable to the first Trigger Observation Date:

= $1,000 + $140 = $1,140

Example 2: A Trigger Event does not occur on the first Trigger Observation Date, and the level of the Underlying increases by 25% from the Initial Level to the closing level on the second Trigger Observation Date.

Since the closing level of the Underlying is equal to or greater than the Trigger Level on the second Trigger Observation Date, the securities are automatically redeemed.

Therefore, the cash payment per $1,000 principal amount of securities is equal to $1,000 plus the Automatic Redemption Premium applicable to the second Trigger Observation Date:

= $1,000 + $280 = $1,280

Example 3: A Trigger Event does not occur on the first Trigger Observation Date or the second Trigger Observation Date, and the closing level of the Underlying on the third Trigger Observation Date is equal to the Initial Level.

Since the closing level of the Underlying is equal to or greater than the Trigger Level on the third Trigger Observation Date, the securities are automatically redeemed.

Therefore, the cash payment per $1,000 principal amount of securities is equal to $1,000 plus the Automatic Redemption Premium applicable to the third Trigger Observation Date:

= $1,000 + $420 = $1,420

Example 4: A Trigger Event does not occur on the first Trigger Observation Date, the second Trigger Observation Date or the third Trigger Observation Date, and the level of the Underlying increases by 5% from the Initial Level to the Final Level.

Since the Final Level is equal to or greater than the Initial Level, the Underlying Return will equal the Contingent Maximum Return of 56%.

The Redemption Amount = $1,000 × (1 + Underlying Return)

= $1,000 + $560 = $1,560

Example 5: A Trigger Event does not occur; the level of the Underlying decreases by 60% from the Initial Level to the Final Level.

Since the Final Level is equal to or less than the Knock-In Level, a Knock-In Event occurs. Therefore, the Redemption Amount is determined as follows:

Underlying Return	=	the lesser of (i) zero and (ii) (Final Level - Initial Level) / Initial Level
	=	the lesser of (i) zero and (ii) −60%
	=	−60%
Redemption Amount	=	$1,000 × (1 + Underlying Return)
	=	$1,000 × 0.40
	=	$400

Example 6: A Trigger Event does not occur; the level of the Underlying decreases by 10% from the Initial Level to the Final Level.

Since the Final Level is greater than the Knock-In Level, a Knock-In Event does not occur.

Also, since the Final Level is less than the Initial Level, the Underlying Return will equal the Contingent Minimum Return of 10%.

The Redemption Amount = $1,000 × (1 + Underlying Return)

= $1,000 × (1 + 0.10) = $1,100

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive less at maturity than you originally invested in the securities, or you may receive nothing. If the securities are not automatically redeemed and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Underlying. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the securities, and you will lose your entire investment if the Final Level falls to zero. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, by how much the level of the Underlying has decreased from the Initial Level to the Final Level. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE SECURITIES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the securities to be less at maturity than it is at the time you invest. An investment in the securities also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE PROBABILITY THAT THE FINAL LEVEL WILL BE LESS THAN OR EQUAL TO THE KNOCK-IN LEVEL WILL DEPEND ON THE VOLATILITY OF THE UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Trade Date, the higher the expectation as of the Trade Date that the Final Level could be less than or equal to the Knock-In Level, indicating a higher expected risk of loss on the securities. The terms of the securities are set, in part, based on expectations about the volatility of the Underlying as of the Trade Date. The volatility of the Underlying can change significantly over the term of the securities. The level of the Underlying could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlying and the potential to lose a significant amount of your principal at maturity.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	YOU WILL NOT BE ENTITLED TO ANY MINIMUM RETURN IF A KNOCK-IN EVENT OCCURS — If the securities are not automatically redeemed and if the Final Level is equal to or less than the Knock-In Level, you will not be entitled to receive the Contingent Minimum Return of 10% on the securities and you will be fully exposed to any depreciation of the level of the Underlying from the Initial Level to the Final Level. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Level as compared to the Initial Level. You could lose your entire investment.

•	THE SECURITIES DO NOT PAY INTEREST — We will not pay interest on the securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Redemption Amount at maturity is based on the appreciation or depreciation of the Underlying. Because the Redemption Amount due at maturity may be less than the amount originally invested in the securities, the return on the securities (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	APPRECIATION POTENTIAL IS LIMITED — If a Trigger Event occurs or the Final Level is equal to or greater than the Initial Level, the appreciation potential of the securities will be limited to (i) the Automatic Redemption Premium applicable to the relevant Trigger Observation Date or (ii) the Contingent Maximum Return, which is expected to be 56% (to be determined on the Trade Date), as set forth in “Key Terms” herein, regardless of any appreciation in the Underlying, which may be significant. If a Trigger Event does not occur, the Final Level is less than the Initial Level and a Knock-In Event does not occur, for each $1,000 principal amount of securities, you will be entitled to receive at maturity $1,000 multiplied by the sum of one plus the Contingent Minimum Return of 10%. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	THERE ARE RISKS ASSOCIATED WITH THE UNDERLYING — Although shares of the Underlying are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market. The Underlying is subject to management risk, which is the risk that the Underlying’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the Underlying's investment strategy or otherwise, the investment advisor for the Underlying may add, delete or substitute the assets held by the Underlying. Any of these actions could adversely affect the price of the shares of the Underlying and consequently the value of the securities. For additional information on the Underlying, see “The Reference Funds—The SPDR® Funds—The SPDR® S&P® Oil & Gas Exploration & Production ETF” in the accompanying underlying supplement.

•	THE PERFORMANCE AND MARKET VALUE OF THE UNDERLYING, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKED INDEX — The Underlying will generally invest in all of the equity securities included in the S&P Oil & Gas Exploration & Production Select Industry Index, the “Tracked Index,” but may not fully replicate the Tracked Index. There may be instances where the Underlying’s investment advisor may choose to overweight a stock in the Tracked Index, purchase securities not included in the Tracked Index that the investment advisor believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of other available investment techniques. In addition, the performance of the Underlying will reflect additional transaction costs and fees that are not included in the calculation of the Tracked Index. Finally, because the shares of the Underlying are traded on a national securities exchange and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying.

During periods of market volatility, securities held by the Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Underlying and the liquidity of the Underlying may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlying. As a result, under these circumstances, the market value of shares of the Underlying may vary substantially from the net asset value per share of the Underlying. For these reasons, the performance of the Underlying may not correlate with the performance of the Tracked Index. For additional information about the variation between the performance of the Underlying and the performance of the Tracked Index, see “The Reference Funds—The SPDR® Funds—The SPDR® S&P® Oil & Gas Exploration & Production ETF” in the accompanying underlying supplement.

•	The Stocks Included in THE underlying are Concentrated in One Particular Sector — All of the stocks included in the Underlying are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the Underlying are concentrated in the oil and gas exploration and production sector. Although an investment in the securities will not give holders any ownership or other direct interests in the stocks held by the Underlying, the return on an investment in the securities will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector. Accordingly, by investing in the securities, you will not benefit from the diversification which could result from an investment linked to companies that operate in a broader range of sectors.

•	RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES WITH CONCENTRATION IN THE OIL AND GAS EXPLORATION AND PRODUCTION INDUSTRY — The Underlying’s assets will be concentrated in the oil and gas exploration and production industry, which means the Underlying will be more affected by the performance of the oil and gas exploration and production industry versus an exchange-traded fund that is more diversified. Companies in the oil and gas sector develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Securities of companies in the oil and gas exploration and production industry are at times subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the Underlying’s performance. In addition, oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may also be at risk for environmental damages claims which may affect the stock price of the companies included in the Underlying and your securities.

•	THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The payout on the securities can be replicated using a combination of the components described in “The estimated value of the securities on the Trade Date may be less than the Price to Public.” Therefore, in addition to the level of the Underlying, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

o	the expected and actual volatility of the Underlying;

o	the time to maturity of the securities;

o	the dividend rate on the equity securities included in the Underlying;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYING — Your return on the securities will not reflect the return you would realize if you actually owned the shares of the Underlying or the assets that comprise the Underlying. The return on your investment is not the same as the total return based on the purchase of the shares of the Underlying or the assets that comprise the Underlying.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the shares of the Underlying or the equity securities included in the Underlying.

•	ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the Underlying. However, an adjustment will not be required in response to all events that could affect the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected. See “Description of the Securities—Adjustments—For a reference fund” in the accompanying product supplement.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities, including on the Trigger Observation Dates, could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF based on the closing level of the Underlying from January 3, 2011 through October 13, 2016. The closing level of the SPDR® S&P® Oil & Gas Exploration & Production ETF on October 13, 2016 was $38.07. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical level of the Underlying as an indication of future performance of the Underlying or the securities. Any historical trend in the level of the Underlying during any period set forth below is not an indication that the level of the Underlying are more or less likely to increase or decrease at any time over the term of the securities.

For additional information on the SPDR® S&P® Oil & Gas Exploration & Production ETF, see “The Reference Funds—The SPDR® Funds—The SPDR® S&P® Oil & Gas Exploration & Production ETF” in the accompanying underlying supplement.

Material U.S. Federal Income Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the securities that may be relevant to holders of the securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds the securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Securities

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as prepaid financial contracts, with respect to the Underlying that are eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you agree to treat the securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as prepaid financial contracts, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described below. For example, the IRS might assert that securities are debt instruments, which may result in adverse tax consequences. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as debt instruments. The securities are not, and we do not expect that the securities will be, listed on a securities exchange. In the event the securities are listed on a securities exchange and the IRS seeks to characterize your securities as options, the securities would be characterized as Code section 1256 contracts. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. Alternatively, the IRS might assert that the securities constitute a “constructive ownership transaction,” in which case, under Code section 1260, all or a portion of your gain, if any, from the securities would be recharacterized as ordinary income, and you would be required to pay additional tax calculated by reference to interest on the tax on such recharacterized income. See “Constructive Ownership Transaction Rules” below. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above (and subject to the discussion below under “Constructive Ownership Transaction Rules”), if the security provides for the payment of the redemption amount in cash based on the return of the Underlying, upon receipt of the redemption amount of the security from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. Such gain or loss will be long-term capital gain or loss in the case of a U.S. Holder that has held the security for more than one year at maturity (excluding the look back observation period, if applicable) and short-term capital gain or loss otherwise. If the security provides for the payment of the redemption amount in physical shares or units of the Underlying, the U.S. Holder should not recognize any gain or loss with respect to the security (other than with respect to cash received in lieu of fractional shares or units, as described below). A U.S. Holder should have a tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to its tax basis in the security. A U.S. Holder’s holding period for any physical shares or units received should start on the day after the delivery of the physical shares or units. A U.S. Holder should generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which should be equal to the U.S. Holder’s basis in all of the physical shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the fractional shares or units and the denominator of which is all of the physical shares or units (including fractional shares or units).

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security. Subject to the discussion below under “Constructive Ownership Transaction Rules,” such gain or loss will be long-term capital gain or loss in the case of a U.S. Holder that has held the security for more than one year (excluding the look back observation period, if applicable) at the time of disposition and short-term capital gain or loss otherwise.

Constructive Ownership Transaction Rules

All or a portion of gain arising from certain “constructive ownership transactions” may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to any gain derived from the securities if the securities reference an equity interest in a “pass-thru entity” within the meaning of Code section 1260, which generally includes shares in an exchange traded fund and certain other entities. If the term of the securities is one year or greater and the underlying includes an equity interest in an exchange traded fund, the IRS might assert that the constructive ownership transaction rules of Code section 1260 apply.

If the securities are treated as a constructive ownership transaction, any gain therefrom that otherwise would be long-term capital gain in excess of the “net underlying long-term capital gain” will be treated as ordinary income, and an interest charge will apply as if such income had accrued for tax purposes at a constant yield over the term of the securities. There is a presumption that all of the gain realized that otherwise would have been long-term capital gain is subject to recharacterization as ordinary income and an interest charge, unless the contrary is demonstrated by clear and convincing evidence. Accordingly, any gain a U.S. Holder realizes from the sale, exchange or redemption of its securities in excess of the amount of long-term capital gain that it can establish that it would have realized had it (1) invested in the underlying (rather than the securities) on the issue date of the securities, and (2) sold the underlying on the date of sale, exchange or redemption of the securities, could be recharacterized as ordinary income and subject to an interest charge, as described above.

Code section 1260 also provides that the U.S. Department of the Treasury is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey “substantially all of the economic return” with respect to the applicable reference asset, which in the case of the securities would be all or a portion of the underlying. However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations. Thus, although we believe that the securities should not be considered to convey substantially all the economic return with respect to the underlying, in the absence of regulations, there can be no assurance that the securities would not be so considered or that Code section 1260 would not otherwise apply to the securities.

You should consult with your tax advisor regarding the possible application of the constructive ownership transaction rules to the securities.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. Holder’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Any interest earned or deemed earned on the securities and any gain on sale or other taxable disposition of the securities will be subject to the Medicare Tax. If you are an individual, estate, or trust, you should consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the securities.

Securities Held Through Foreign Entities

Under certain provisions of the “Hiring Incentives to Restore Employment Act,” generally referred to as “FATCA,” and regulations thereunder, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” means any withholdable payment and any foreign passthru payment. To avoid becoming subject to the 30% withholding tax on payments to it, a financial institution may be required to report information to the IRS regarding the holders of the securities. In the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the securities directly or indirectly through such non-compliant foreign financial institutions, a payor may be required to withhold on a portion of payments under the securities. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. If payments on the securities are determined to be from sources within the United States, such payments will be treated as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a U.S.-owned foreign entity and the identity of any substantial U.S. owners of such entity.

Subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above and certain payments made with respect to a “preexisting obligation,” as defined in the regulations), (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2018, and (iii) foreign passthru payments made after the later of December 31, 2018, or the date that final regulations defining the term “foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) with respect to foreign passthru payments, any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is issued on or prior to the date that is six months after the date on which final regulations defining foreign passthru payments are published (a “grandfathered obligation”), (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents, and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your securities through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Information Reporting Regarding Specified Foreign Financial Assets

The Code and regulations thereunder generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. Specified foreign financial assets include, with some limited exceptions, any financial account maintained at a foreign financial institution and any debt or equity interest in a foreign financial institution, including a financial institution organized under the laws of a U.S. possession, and any of the following that are held for investment and not held in an account maintained by a financial institution: (1) any stock or security issued by a person other than a U.S. person (including a person organized in a U.S. possession), (2) any financial instrument or contract that has an issuer or counterparty that is other than a U.S. person (including a person organized in a U.S. possession), and (3) any interest in a foreign entity. Additionally, the regulations provide that specified foreign financial assets include certain retirement and pension accounts and non-retirement savings accounts.

Pursuant to the regulations and subject to certain exceptions, “specified domestic entities” are domestic corporations, domestic partnerships, or certain trusts that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain corporations and partnerships, which are closely held by a specified individual and that meet passive income or passive asset tests, and, with certain exceptions, domestic trusts that have one or more specified individuals or specified domestic entities as a current beneficiary.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder or, for taxable years beginning after December 31, 2015, a specified domestic entity. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and the related statute of limitations tolling provision.

Non-U.S. Holders Generally

Except as provided under “Securities Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” payments made with respect to the securities to a holder of the securities that is not a U.S. Holder (a “Non-U.S. Holder”) and that has no connection with the United States other than holding its securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

A Non-U.S. Holder who owns directly, indirectly or constructively, shares of any of the underlying that are considered to be a “United States real property interest” as defined in Treasury Regulations section 1.897-1(c) (a “USRPI”), or other interests having a return based on the appreciation in the value of, or in the gross or net proceeds or profits generated by, such underlying, may be subject to tax on the sale or exchange of the securities if such Non-U.S. Holder owns more than 5% of the shares of such underlying when considering the shares or interests of such underlying that are directly, indirectly or constructively owned by such Non-U.S. Holder. Ownership of the securities may also impact the taxation of such other shares or interests.

Each Non-US Holder, in connection with acquiring the securities, is deemed to represent that it does not own, and will not own, more than 5% of the shares of each of the underlying that is considered to be a USRPI, either directly, indirectly or constructively. We and any withholding agent will rely on the accuracy of this representation. For purposes of this discussion, any interest other than solely as a creditor within the meaning of Treasury Regulations Section 1.897-1(d) shall be treated as ownership of shares of the underlying.

Non-U.S. Holders should consult their own tax advisors on the impact of other shares or interests in the underlying, the impact of ownership of the securities on such other shares or interests, and the consequences of making the representation in the preceding paragraph.

Substitute Dividend and Dividend Equivalent Payments

The Code and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax. A “dividend equivalent” payment is defined under the Code as (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a specified notional principal contract (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).

Final regulations provide that a dividend equivalent is any payment that references the payment of (i) a dividend from an underlying security pursuant to a securities lending or sale-repurchase transaction, (ii) a dividend from an underlying security pursuant to a specified NPC, (iii) a dividend from an underlying security pursuant to a specified equity-linked instrument (a “specified ELI”), and (iv) any other substantially similar payment. The regulations provide that a payment includes a dividend equivalent payment whether there is an explicit or implicit reference to a dividend with respect to the underlying security. An Underlying security is any interest in an entity if a payment with respect to that interest could give rise to a U.S. source dividend pursuant to Treasury regulation section 1.861 3. An NPC is a notional principal contract as defined in Treasury regulation section 1.446-3(c). An equity-linked instrument (“ELI”) is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) that references the value of one or more underlying securities, including a futures contract, forward contract, option, debt instrument, or other contractual arrangement. A “section 871(m) transaction” is any securities lending or sale-repurchase transaction, specified NPC, or specified ELI.

For payments made before January 1, 2017, the regulations provide that a specified NPC is any notional principal contract (“NPC”) if (a) in connection with entering into the contract, any long party to the contract transfers the underlying security to any short party to the contract, (b) in connection with the termination of the contract, any short party to the contract transfers the underlying security to any long party to the contract, (c) the underlying security is not readily tradable on an established securities market, or (d) in connection with entering into the contract, the underlying security is posted as collateral by any short party to the contract with any long party to the contract. An NPC that is treated as a specified NPC pursuant to the preceding rule will remain a specified NPC on or after January 1, 2017. For any payment made on or after January 1, 2017, with respect to any transaction issued on or after January 1, 2017, (a) a “simple” NPC or “simple” ELI that has a delta of 0.8 or greater with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively, and (b) a “complex” NPC or “complex” ELI that meets a substantial equivalence test with respect to an underlying security at the time of issuance is a specified NPC or specified ELI, respectively.

Certain events could cause securities issued before January 1, 2017 to be deemed to be issued on or after January 1, 2017. For example, it is possible that the IRS could assert that a reconstitution or rebalancing of the underlying is a significant modification of the securities due to an exercise of discretion with respect to such reconstitution or rebalancing and, therefore, a deemed issuance of the securities upon the occurrence of such event.

For securities issued or deemed issued on or after January 1, 2017, withholding on payments made on or after January 1, 2017 will be based on actual dividends or, if stated in writing on the issue date of the securities, on estimated dividends used in pricing the security. If an adjustment is made for the actual dividends, then the true-up payment (in addition to the estimated dividend) is added to the per-share dividend amount. If a transaction is a section 871(m) transaction, information regarding the amount of each dividend equivalent, the delta of the potential 871(m) transaction, the amount of any tax withheld and deposited, the estimated dividend amount and any other information necessary to apply the regulations will be provided as an attachment to this pricing supplement or on the Credit Suisse website or in a manner permitted by the applicable regulations.

In accordance with the applicable effective dates, we will treat any portion of a payment or deemed payment on a section 871(m) transaction (including, if appropriate, the payment of the purchase price) that is substantially similar to a dividend as a dividend equivalent, which will be subject to U.S. withholding tax unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld. Transactions may be combined and treated as a section 871(m) transaction, creating liability for you, whether or not we withhold on a dividend equivalent. These final and temporary regulations are extremely complex. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these final and temporary regulations and whether payments or deemed payments on the securities constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

A security may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the security at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

Potential Changes to the Tax Rules for Financial Instruments

Members of Congress have from time to time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the securities). These or other potential changes in law could adversely affect the tax treatment of the securities and may be applied with retroactive effect. You are urged to consult your tax advisor regarding how any such potential changes in law could affect you.

In Notice 2008-2, the IRS and the Treasury Department stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual. Additionally, unofficial statements made by IRS officials have indicated that they will soon be addressing the treatment of prepaid forward contracts in proposed regulations.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the securities may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. We may also agree to sell the securities to other agents that are parties to the distribution agreement. We refer to CSSU and other such agents as the “Agents.”

The distribution agreement provides that the Agents are obligated to purchase all of the securities if any are purchased.

The Agents may offer the securities at the offering price set forth on the cover page of this pricing supplement and may receive varying discounts and commissions of up to $26.00 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, the Agents may change the public offering price and other selling terms. We may also sell the securities to the Agents as principal for their own accounts. If a substantial portion of the securities held by the Agents were to be offered for sale in the secondary market, if any, following the offering of the securities, the value of the securities may fall.

An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

CSSU is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Credit Suisse